June 3, 2019

Nicholas Ting Lun Wong
Chief Executive Officer
Fellazo Inc.
Jinshan Building East, Unit 1903
568 Jinshan West Road
Yong Kang City, Zhejiang Province, China 321300

       Re: Fellazo Inc.
           Registration Statement on Form S-1
           Filed May 22, 2019
           File No. 333-231654

Dear Mr. Wong:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed May 22, 2019

December 31, 2018 Financial Statements, page F-3

1. Please refer to comment 8 and your disclosures on page F-5. Please revise to retroactively present only the stock split in your December 31, 2018 financial statements. Please recognize any purchase or issuance of shares occurring in March 2019 in the financial statements for the period ended March 31, 2019. Alternatively, please provide us guidance that supports your retroactive presentation of the March 2019 purchase and issuance of shares in your December 31, 2018 financial statements. Nicholas Ting Lun Wong
FirstName LastNameNicholas Ting Lun Wong
Fellazo Inc.
Comapany NameFellazo Inc.
June 3, 2019
Page 2
June 3, 2019 Page 2
FirstName LastName
Item 16. Exhibits and Financial Statement Schedules, page II-3

2. We note that the legal opinions filed as exhibits 5.1 and 5.2 are undated and that exhibit
         5.1 includes language indicating that it may not be the final version. Please file dated legal opinions with your next amendment.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Erin Purnell at 202-551-3454 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Financial Services
cc:      Jessica Yuan, Esq.